BALCOR/COLONIAL STORAGE INCOME FUND-85
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190
                               September 9, 1996

Dear Investor:

     As you will recall, on January 25, 1996, Public Storage, Inc. ("Public Storage") announced an unsolicited offer to purchase up to 69,230 (25%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund-85 (the "Partnership") for a price of $210 per Unit. On August 29, 1996, Public Storage announced another offer to purchase up to 69,230 Units. The offering price per unit in Public Storage's new offer is $210, the same price as was offered in January. As with the January offer, your General Partners, Balcor Storage Partners-85 and Colonial Storage 85, Inc., express no opinion and are remaining neutral with respect to this offer by Public Storage. In evaluating Public Storage's new offer to purchase Units, each limited partner should consider the following:

     1. The General Partners have been operating the Partnership's properties so as to maximize cash flow and to provide the limited partners with regular quarterly cash distributions. The Partnership made a second quarter distribution to Limited Partners of $6.25 per Unit, representing an annualized return to Limited Partners of 10% on their adjusted original capital investment. Due to consistent improvement in the operating performance of the properties, the Partnership has increased its quarterly distribution by $1.62 per Unit (35%) since January 1994.

     2. In light of improvements in the capital markets, the Partnership recently disseminated information on its properties to several institutional investors that own mini-warehouse facilities, inviting them to submit bids by September 30, 1996. There is no assurance that response bids will be received, or if received, will be at prices acceptable to the General Partners. If the General Partners receive acceptable firm offers, then the General Partners will solicit proxies for the necessary Limited Partner approval for a sale.

     3. Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") has estimated that as of December 31, 1995 the value of a Unit was $289. The Darby valuation of $289 represents the amount per Unit a Limited Partner would receive if the Partnership were to liquidate its remaining properties by year end 2000, and the estimated present value to an investor of distributions as projected through the year 2000. The Darby valuation may be affected by an acceleration in the liquidation of Partnership properties, changing market conditions, economic factors, interest rates and unforeseen events. Attached you will find an excerpt from the Darby valuation report which provides a more detailed explanation of Darby's valuation methodology.

     4. Public Storage's offering price of $210 is below the range of prices at which Units have been sold in recent secondary market trades. According to the most recent issue of Partnership Spectrum (July/August 1996), trading prices for the Units ranged from $219 to $245 during the 60 day period ended June 30, 1996. These prices do not reflect any commissions payable by the sellers to third parties and, therefore, the actual proceeds received by a seller may be reduced accordingly. Due in part to the inefficiency of these secondary markets, there can be no assurances that future secondary trades will occur or result in similar prices.
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     5.   For investors who desire immediate cash, Public Storage's offer provides an opportunity to liquidate their investment in the Partnership.

     Under the terms of Public Storage's offer, Public Storage cannot purchase any tendered Units prior to September 30, 1996. You may withdraw Units tendered to Public Storage at any time prior to 5:00 p.m., E.S.T., on September 30, 1996. You should consult your personal financial, tax and legal advisors as to your personal situation prior to making a decision regarding the offer. If you wish to retain your Units, you need not take any action regarding the offer.

     We strongly urge you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the Partnership's response to the Public Storage offer. The Exhibits to Schedule 14D-9 have been omitted but may be obtained at the Partnership's expense by calling 1-800-422-5267.

     Your General Partners will continue to act in the manner they believe to be in the best interest of the Partnership and its limited partners.

Very truly yours,                                 Very truly yours,

/s/ James R. Pruett                               /s/ Thomas E. Meador
James R. Pruett                                   Thomas E. Meador, Chairman
Colonial Storage 85, Inc.                              Balcor Storage
Partners-85
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                      VALUATION OF THE EQUITY CASH FLOWS


As of December 31, 1995, the General Partner adopted a current strategy to terminate the Partnership at year-end 2000. Prior to December 31, 1995, the valuation of a Limited Partnership Interest was based on a ten-year moving period. This change resulted in a minor reduction in the value of a Limited Partnership Interest.

The fair market value of the Equity Cash Flows is equal to the sum of the present values of the Operating Cash Flows and the Sales Proceeds. The General Partner has prepared individual cash flows for each property based on a termination of the Partnership year-end 2000. The projected Operating Cash Flows from the properties are increased 4% annually (a reduction from 5% used in 1988) and have been discounted at an annual rate of 10.00% to a net present value. The Agreement calls for the General Partner to receive 8% of the Operating Cash Flows, and the remaining 92% is allocated to the Tax-exempt and Taxable Limited Partnership Interests on the basis of 58.13% to the Taxable Limited Partnership Interests and 41.73% to the Tax-exempt Limited Partnership Interests. The General Partners share, however, is subordinated to the Limited Partners preferred cumulative rates.

Sales Proceeds are calculated on the basis of a 10.00% capitalization rate for the year-end 2000, adjusting for a 3% sales commission and a 4% escalation rate. The net proceeds from the sale have been discounted at an annual rate of 10.00% to a net present value.

A summary of the Equity Cash Flows as of December 31, 1995, is as follows:

                       Taxable &        General
                       Tax Exempt       Partner         Total

Operating Cash       $28,328,486    $    -0-       $28,328,486
Flows
Sales Proceeds        50,930,081         -0-        50,930,081
                     -----------    --------       -----------
Total                $79,258,567    $    -0-       $79,258,567
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                              CONCLUSION OF VALUE

Based on the various analyses of the components of the Partnership's Interests presented in this report, our conclusions of value are summarized in the following Schedule C.

                                  SCHEDULE C

                      SUMMARY OF FAIR MARKET CALCULATION
                               DECEMBER 31, 1995

                                     Taxable &     General
                                    Tax Exempt     Partner         Total

Cash:                               $2,826,198             0    $2,826,198
Working Capital/

General Partner Distribution(1)       (545,167)            0      (545,167)

Fund Admin. Expenses                (3,049,404)            0    (3,049,404)

                                   ------------      -------   ------------
                                   $  (768,373)      $     0   $  (768,373)
                                   ------------      -------   ------------
Present Value of Equity
Cash Flows:


Operating Cash Flows(1)              28,328,486             0     28,328,486

Sales Proceeds                       50,930,081             0     50,930,081
                                    -----------       -------    -----------
                                    $79,258,567       $     0    $79,258,567

                                    -----------       -------    -----------
Present Value of Loan
Cash Flows:

Operating Cash Flows(2)                 357,289             0        357,289

Principal Proceeds(2)                 1,295,915             0      1,295,915

                                    -----------       -------    -----------
                                    $ 1,653,204       $     0    $ 1,653,204
                                    -----------       -------    -----------
Offering Expenses                             0                            0
Total Value of Assets               $80,143,398

                                    -----------
Number of Interests                     276,918
                                        -------
Value Per Interest                 $289.41
                                   -------
Rounded                            $289.00

                                   -------
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Adjusted Original Capital          $250.00
                                   -------


(1) In February, 1996 the General Partners received $545,167 in distributions for the period April to December 1995. Future projections reflect the General Partners not receiving NCR distributions.

(2)  Reflects notes taken back on sales of storage units.
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